Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

SVB Leerink LLC

1301 Avenue of the Americas, 12th Floor

New York, New York 10019

Evercore Group L.L.C.

55 East 52nd Street

New York, New York 1005

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

October 11, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Donald Field

Dietrich King

Keira Nakada

Lisa Vanjoske

Re:	Innate Pharma S.A.

Registration Statement on Form F-1

Registration File No. 333-233865

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Innate Pharma S.A. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 PM, Eastern Time, on October 16, 2019 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 4, 2019:

(i)	Dates of distribution: October 7, 2019 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 1100

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 400

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Acting on behalf of itself and the several underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Kristian Humer
	Name:	Kristian Humer
	Title:	Managing Director

Very truly yours,

SVB LEERINK INC.

Acting on behalf of itself and the several underwriters

By:	SVB LEERINK INC.

By:	/s/ Gabriel P. Cavazos
	Name:	Gabriel P. Cavazos
	Title:	Managing Director

Very truly yours,

EVERCORE GROUP L.L.C.

Acting on behalf of itself and the several underwriters

By:	EVERCORE GROUP L.L.C.

By:	/s/ Simon Elliott
	Name:	Simon Elliott
	Title:	Senior Managing Director

Very truly yours,

CITIGROUP GLOBAL MARKETS LIMITED

Acting on behalf of itself and the several underwriters

By:	CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Kristian Humer
	Name:	Kristian Humer
	Title:	Managing Director